SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2016
Commission File Number 0-28800
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DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2016, incorporated by reference herein:
Exhibit
99.1 Release dated April 18, 2016, entitled “PRODUCTION UPDATE-Q3 FY 2016”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: April 18 2016 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
Production update – Q3 FY2016
·  4% increase in gold production; and
·  key regulatory milestone achieved for additional tailings deposition capacity.
DRDGOLD is pleased to advise shareholders that the Company reports a 4% increase in quarter on quarter gold production for the quarter ended 31 March 2016 (“Quarter”) to 1 187 kilograms, notwithstanding a decrease of 7% in throughput to 5 896 000 tonnes.
The Company confirms that total operating costs were stable for the Quarter. As a result of the decrease in throughput, operating costs per unit increased by 7% to just over R80 per tonne.
Throughput for the Quarter was lower as a result of inclement weather, as well as several grid-related interruptions in the supply of electricity.
After paying a dividend of R51 million, DRDGOLD ended the Quarter with R416 million in cash and cash equivalents, compared with R254 million in the previous quarter.
DRDGOLD is also pleased to announce that a key milestone in increasing the capacity of the
Brakpan/Withok Tailings Deposition Facility (“TDF”) has been achieved, with the approval by the Department of Water and Sanitation (DWS) of certain amendments to its Integrated Water Use Licence to incorporate the bulk of the Withok footprint.
This approval by the DWS paves the way for Ergo Mining (Proprietary) Limited’s (“Ergo”) operation’s deposition capacity to increase from 200 million tonnes to approximately 800 million tonnes, which is enough to receive most of the mine waste tailings in and around the Johannesburg area.
The TDF is used to dispose of all residues from the reprocessing of mine waste from Ergo's clean-up and reclamation sites across the eastern and western Johannesburg area. The TDF also serves as a disposal facility for the DWS’ Trans-Caledon Tunnel Authority’s water treatment facility in Boksburg, where the bulk of acid mine drainage (“AMD”) emanating from the central basin is treated.
Ergo has resources of approximately 10.8 million ounces of gold contained in mine waste, which are being reprocessed at a rate of approximately 24 million tonnes per year.
DWS’s approval not only brings DRDGOLD closer to a very significant increase in the life of mine of Ergo, but also serves as assurance of a long-term sustainable deposition site for the waste produced by the treatment of AMD.
Crown Mines
18 April 2016
Sponsor
One Capital